Media Assets Group





May 17, 2016


Susan Block, Attorney-Advisor
Julie Griffith
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Media Assets Group
Offering Statement on Form 1-A
File No. 024-10486

Dear Ms. Block and Ms. Griffith:

       On behalf of Media Assets Group, Inc. I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statement, as referenced above, to 12:00 p.m., Eastern Time on Friday May 20, 2016, or as soon as practicable.

       In making this request, Media Assets Group acknowledges that:

*	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

*	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve Media Assets
Group, Inc.. from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

*	Media Assets Group, Inc. may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Should you have any question regarding this response letter or the revised Offering Statement, please contact me by phone at (404) 819-4866 or by email at mediaassets@outlook.com.


       Sincerely,
/s/John Berner
By: John Berner
Its:  President

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